# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TransCode Therapeutics, Inc., CIK 0001829635
CUSIP: 89357L501
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6 Liberty Square, #2382, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 07/23/2026
Amends the filing with accession number 0001104659-25-100081
Filed by CIK 0001297567
Persons authorized to receive notices and communications: Cindy Chiu, CK Life Sciences Int'l., (Holdings) Inc., 7th Fl, Cheung Kong Center, 2 Queen's Rd, Central Hong Kong, Hong Kong (K3), -, (852) 2126 1212; Steven Y Li, Freshfields US LLP, 3 World Trade Center, 175 Greenwich St., New York, New York (NY), 10007, (212) 277-4000

## Reporting persons
- DEFJ, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 300,040; shared voting power 0; sole dispositive power 300,040; shared dispositive power 0; aggregate amount beneficially owned 300,040 (9.9% of the class)
  Comment: Note to Row 7, 9, and 11: The reported amount consists of 300,040 shares of common stock, $0.0001 par value per share ("Common Stock") of TransCode Therapeutics, Inc. (the "Company"), held directly by DEFJ, LLC. The reported amount excludes (i) 11,813,859 shares of Common Stock issuable upon conversion of 1,181.3859 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share ("Series A Preferred Stock"), and (ii) 2,020,582 shares of Common Stock issuable upon conversion of 202.0582 shares of Series B Non-Voting Convertible Preferred Stock, par value $0.0001 per share ("Series B Preferred Stock" and, together with the Series A Preferred Stock, the "Preferred Stock").
  
  Note to Row 13: Based on 3,017,306 shares of Common Stock to be outstanding as of July 23, 2026 following the conversion of certain convertible securities of the Company, as disclosed in the Company's Supplement dated July 17, 2026, to its Proxy Statement dated June 2, 2026.
- CK Life Sciences Int'l., (Holdings) Inc. (CIK 0001297567): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 300,040; shared voting power 0; sole dispositive power 300,040; shared dispositive power 0; aggregate amount beneficially owned 300,040 (9.9% of the class)
  Comment: Note to Row 7, 9, and 11: The reported amount consists of 300,040 shares of Common Stock, held directly by DEFJ, LLC. The reported amount excludes (i) 11,813,859 shares of Common Stock issuable upon conversion of 1,181.3859 shares of Series A Preferred Stock, and (ii) 2,020,582 shares of Common Stock issuable upon conversion of 202.0582 shares of Series B Preferred Stock.
  
  Note to Row 13: Based on 3,017,306 shares of Common Stock to be outstanding as of July 23, 2026 following the conversion of certain convertible securities of the Company, as disclosed in the Company's Supplement dated July 17, 2026, to its Proxy Statement dated June 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: TransCode Therapeutics, Inc.
Address of issuer's principal executive offices: 6 Liberty Square, #2382, Boston, Massachusetts (MA), 02109
Comment: This Amendment No. 3 ("Amendment No. 3") supplements and amends the Schedule 13D filed on October 16, 2025 (the "Original Statement") as amended by Amendment No. 1, filed on October 28, 2025 ("Amendment No. 1") and Amendment No. 2, filed on July 17, 2026 ("Amendment No. 2" and, together with the Original Statement, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") which relates to the Common Stock of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended by replacing the last paragraph of Item 4 with the following:

On July 17, 2026, DEFJ submitted an irrevocable conversion notice (the "Conversion Notice") to the Company providing that, contingent upon Company stockholder approval of Proposals 1 and 2 set forth in the Company's proxy statement filed with the SEC on June 2, 2026 for its 2026 annual meeting, DEFJ will, on the third business day following approval of Proposals 1 and 2, convert (the "Conversion") 21.6755 shares of Series B Preferred Stock into 216,755 shares of Common Stock (the "Conversion Shares"), such that DEFJ will hold approximately 9.9% of the Company's outstanding Common Stock as of such date. The Conversion was implemented and the Conversion Shares were issued to DEFJ on July 23, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons each beneficially own an aggregate of 300,040 shares of Common Stock which represent approximately 9.9% of the outstanding shares of Common Stock, based on an aggregate of 3,017,306 shares of Common Stock outstanding as of July 23, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 300,040

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 300,040

4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: Other than the Conversion discussed above, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- DEFJ, LLC: /s/ Yu Ying Choi, Alan Abel, Yu Ying Choi, Alan Abel/ Manager (07/23/2026)
- CK Life Sciences Int'l., (Holdings) Inc.: /s/ Yu Ying Choi, Alan Abel, Yu Ying Choi, Alan Abel/Director (07/23/2026)